March 7, 2005

Ms. Linda Van Doorn
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 0409
Washington, DC 20549

Re:      RCG Companies Incorporated
         Form 10-K for the year ended June 30, 2004
         Form 10-K/A for the year ended June 30, 2004
         Form 10-Q for the quarter ended September 30, 2004
         File no. 001-8662

Dear Ms. Van Doorn:

We have addressed below each of the staff's comments in your letter of January 28, 2005 (the "Comment Letter").

Liquidity and Capital Resources, page 18

1. In future filings, please confirm that you will increase disclosure in accordance with Item 303 of Regulation S-K in respect to off-balance sheet commitments, i.e., purchase obligations, recent acquisitions consummated and agreements entered into as well as known trends and other sources and uses of funds.

     RESPONSE:         We confirm we will increase disclosure in accordance with
                       Item 303 of Regulation S-K in respect to off-balance sheet commitments, i.e., purchase obligations, recent acquisitions consummated and agreements entered into as well as known trends and other sources and uses of funds.

2. In addition, please confirm that you will expand in future filings your disclosure of Quantitative and Qualitative Disclosures about Market Risk regards to your investment portfolio. According to the financial statements, material gains have been recognized on investments and material unrecognized losses have been disclosed. Associated market risks should be discussed and quantified. Refer to Item 305 of Regulation S-K for further guidance.

     RESPONSE:         As of June 30, 2004 and September 30, 2004 our investment
                       portfolio totaled approximately $300,000. Since this amount totaled 0.6 % and 1.1% of total current assets at June 30, 2004 and September 30, 2004, we did not deem this amount material to the financials statements for detailed disclosure, but the Company does monitor the investments for impairments. With respect to the unrecognized losses, subsequent to September 30, 2004 it was determined that the investments related to the unrecognized losses were worthless with no recovery and were considered permanently impaired with a charge to the statement of operations recognizing the losses. We recognized a loss of $276,347, which was 3.6% of pretax-loss for the period ended September 30, 2004.

Auditor's Report, page 22

3. Include the reports of the accountants that the principal accountant is relying on in accordance with Rule 2-05 of Regulation S-X. If these other accountants are not registered with the PCAOB, please supplementally advise why such registration was not required.

     RESPONSE:         In accordance with Rule 2-05 of Regulation S-X we have
                       attached a copy of the report of the accountants that the principal accountants were relying on. The other accountants, Guest and Company, are registered with the PCAOB.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Significant Accounting Policies

Operations and Liquidity, page 28

4. In future filings include a more detailed discussion of the Company's ability or inability to generate sufficient cash to support its operations in the ensuing twelve months. Refer to Section 607.02 of the Financial Reporting Codification and revise future periodic filings accordingly.

     RESPONSE:         In future filings we will include a more detailed
                       discussion of the Company's ability or inability to generate sufficient cash to support its operations in the ensuing twelve months.

Consolidation, page 28

5. Please tell us and disclose in future filings, the impact that the adoption of FIN 46R had on the Company. Specifically, clarify to us how you evaluated your investment in Lifestyle Innovations under FIN 46R.

     RESPONSE:         The adoption of FIN 46R had no effect on the Company.
                       Lifestyle Innovations was already being consolidated because of conventional consolidation guidance of ARB 51, Consolidation of Financial Statements. We evaluated our investment in Lifestyles pursuant to the criteria in FIN
                       46R and it does not meet the criteria of a variable interest entity.

Concentration of Credit Risk, page 29

6. We note that revenues from Vacation Express, a MyTravel Group company, represented approximately 73% of the Company's revenues in 2003 and that Vacation Express was acquired effective October 31, 2003. Prior to the acquisition were there any other affiliations between the Company and Vacation Express such as common owners or officers or was Vacation Express an independent third party?

     RESPONSE:         Vacation Express was an independent third party prior to
                       the October 31, 2003 acquisition. There were no other affiliations between the Company and Vacation Express such as common owners or officers.

Investments, page 30

7. Refer to the first paragraph under this heading. Please confirm that these available for sale securities are reported at their fair value rather than "estimated values" and that when quoted market price is not available, fair value is determined using alternative valuation methodologies as discussed in Appendix C to SFAS 115.

     RESPONSE:          We confirm that our investments are recorded at their
                        estimated fair values as determined using alternative valuation prescribed in SFAS 115. Our remaining investment, as noted previously, is a $300,000 investment in a private company with no readily available market price. The Company does monitor this investment for impairment and does not feel there is an impairment at the reporting dates.

     Please provide us with the disclosure you will include in future filings to describe your accounting policy in accordance with SFAS 115.

     RESPONSE:          Investments, including certificates of deposit with
                        maturities of greater than three months, not readily marketable equity securities and other marketable securities, are classified as available for sale.
                        Investment securities that are not readily marketable include securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or the Company.
                        Certificates of deposit are recorded at cost plus accrued interest. Marketable equity securities are recorded at fair values based on quoted market values for marketable securities of the issuer, discounted for trading restrictions. If there is no quoted market value, the estimated fair values are determined based on an alternative valuation method prescribed in SFAS 115, Accounting for Certain Investments in Debt and Equity
                        Investments. The difference between cost and fair value is recorded as unrealized gain or loss on available for sale securities as a component of comprehensive income.

                        Additionally, we assess whether an other-than-temporary impairment loss on our investment has occurred due to declines in fair value or other market conditions. Declines in fair value that are considered other than temporary are recorded as an impairment of certain equity investments in the consolidated statement of operations.

8. Please clarify to us why the stock purchase warrants the Company periodically receives as compensation for services are accounted for under SFAS 133 rather than SFAS 115. Specifically, how did you determine that the instruments meet the criteria of paragraph 6 of SFAS 133? In addition, tell us and disclose in future filings how you have applied the guidance of EITF 00-8 to these transactions.

     RESPONSE:        The initial recording of the warrants were determined
                      under SFAS 133 because the value of a warrant is derived from another financial product. In reviewing paragraph 6 of SFAS 133 we believe that a warrant meets the three specific characteristics specified. After the value of the warrant was initially established, its fair market value was adjusted and recorded in accordance with SFAS 115. The fair value of warrants was $101,000 at June 30, 2002 with none valued at June 30, 2004 and 2003. Base on the insignificant amount in the prior years and currently no value the note will be removed from all future filings.

Goodwill and Intangible Assets, page 31

9. Please tell us and disclose in future filings, the date of your annual assessment of goodwill for impairment. In addition, disclose the date the $1,199,690 write down was recorded and clarify whether or not it was associated with the annual impairment test. Further, include all of the disclosures required by paragraph 47 of SFAS 142, including how the fair value of the reporting units was determined.

     RESPONSE:         The reference date of the Company's annual assessment of
                       goodwill is April 1, 2004, the first day of our fourth quarter and we will disclose this in future filings. The
                       $1,199,690 write down was recorded at two different times. As required by SFAS 142 when there is reason to believe that the value of reporting units and of goodwill has been diminished or impaired an interim test is required.

                        o $1,000,000 impairment charge was recorded in the quarter ended December 31, 2003. During that quarter the Company's investment advisory activity ceased and accordingly the goodwill associated with the advisory business was considered fully impaired and written off.

                        o $199,690 impairment charge was recorded in the quarter ended March 31, 2004. Because of changes in the business model associated with the technology solutions business an interim test was performed.

        The Company estimates fair value based on a discounted cash flow model.

Technology Solutions, page 33

10. We note that you are recognizing revenue on fixed fee contract for web site development services using a cost to cost methodology. Assuming these service contracts are outside of the scope of SOP 81-1, a cost to cost approach is generally not appropriate as it rarely gives a good estimate of proportional performance. Please clarify to us why you are using an input measure rather than an output measure such as milestones for recognizing revenue. Refer to SAB 104.

         RESPONSE:        After further review of the relevant literature we
                          agree with staff's position. The amount of revenue recognized related to website development is however insignificant as compared to total revenues. Contracts for website development range from one to six months depending on the complexity of the site. Revenue recognized related to website development for the year ended June 30, 2004 was approximately $131,000 or 0.9% of technology solutions segment revenues and 0.1% of consolidated revenues and for the period end September
                          30, 2004 approximately $74,000 or 1.6% of total of technology solutions segment revenues and 0.1% of consolidated revenues. We will use the output measure on a go forward basis.

Note 2 - Business Acquisitions and Discontinued Operations

Acquisitions, page 34

11. Please tell us and disclose in future filings the nature of the relationship between MyTravel Canada and the Company before and after the acquisition.

     RESPONSE:        Prior to the October 31, 2003 acquisition, Vacation
                      Express and SunTrips, the acquired businesses, were customers with no other affiliations; they were both subsidiaries of MyTravel Canada. We will disclose in future filings the nature of the relationship before and after the acquisition.

12. Please clarify to us and in future filings when the Acquired Companies entered into the three-year agreement with MyTravel Canada, i.e., was it before, after or in connection with the acquisition. In addition, clarify whether any value was ascribed to the agreement in connection with the acquisition, and why or why not. Is the contract a market value contract? What consideration was given to the nature of this agreement being that of a license?

     RESPONSE:        We entered the three-year agreement with MyTravel Canada
                      in connection with the acquisition. We will clarify this in future filings. MyTravel wanted and the Company agreed to this type of a structure as part of the purchase price.
                      The agreement does not give us the right or permission to do specific things, thus it is not a not a license arrangement. The agreement is a non-cancelable service agreement, with the primary service of purchasing of hotel accommodations. If MyTravel elects not to continue to provide service to the Company, we have to continue to honor the payments. We considered the discounted value of the contract as part of the purchase consideration. We evaluated the market value of the direct services provided under the contract and allocated $700,000 as a fair value and are amortizing this over three years.

13. Tell us and include in future filings all of the disclosures required by paragraph 51 of SFAS 141 including the primary reasons for the acquisition which result in a substantial amount of goodwill as required by paragraph 51(b). In addition, show the components of the purchase price of the Acquired Companies as required by paragraph 51(d) of SFAS 141.

     RESPONSE:         The primary reason for the acquisition was it allowed the
                       Company to vertically integrate its travel segment. By owning the companies rather than providing the air charter services to them; it is the Company's belief that the acquisition will result in the Company being able to obtain better purchasing power and increase margins. Also with the Company's knowledge in the Travel industry we believe we can operate the acquired business at lower cost level. We will disclose as required in future filings.

     In a supplemental response to us clarify why the acquisitions resulted in such a minor amount attributed to intangible assets.

                       As required the Company tried to identify and recognize as an asset apart from goodwill other intangible assets. An important asset and a valued asset was the trained skilled workforce in the two call centers. However for purposes of SFAS 141, an assembled workforce shall not be recognized as an intangible asset apart from goodwill. Utilizing the illustrative list of intangibles that meet the recognition criteria of an acquired intangible asset apart from goodwill the Company did identify two other intangible assets. We assigned a value of $440,000 to Tradenames and $50,000 to the URL (website name). Because the life of the two intangibles were indefinite and not subject to amortization and because of the immaterial amount, they were not separately disclosed but included in a single line on the balance sheet as - Goodwill and other intangible assets.

     In addition, show the components of the purchase price of the Acquired Companies as required by paragraph 51(d) of SFAS 141.

                      The acquisition footnote describes the following components of the purchase price:

                      In connection with the acquisition, the Company issued a $10 million non-interest bearing seven-year promissory note discounted to $5.3 million at 12.00% per annum for imputed interest (the "Promissory Note"). Additionally, the Acquired Companies entered into a three-year agreement with MyTravel Canada Holidays, Inc. for certain services, including the purchasing of hotel accommodations on an exclusive basis. MyTravel Canada will be paid approximately $4.5 million over three years under this agreement discounted to $3.8 million at 12.00% per annum for imputed interest (the "Service Agreement Obligation").

                      Acquisition cost of $314,091 was included with the consideration.

                      Summary of the above narrative:

                      Promissory note                 $5.3
                      Service Agreement Obligation     3.8
                      Acquisition cost                  .3
                                                    ------
                      Total purchase price            $9.4
                                                    ======

                      We have an error, though not material, in the table in the footnote. This will be corrected in future filings.

                      The purchase price was allocated to the net assets acquired, including the liabilities assumed as of October 31, 2003, based upon their estimated fair values as of that date with the remainder being recorded as goodwill. The consideration, which included acquisition cost of $314,091, was allocated as follows.

                                                                       Reported            Corrected

                      Current assets............................  $        25,115,629  $       25,115,629
                      Property and equipment....................              628,775             628,775
                      Goodwill..................................           15,050,524          15,050,524
                      Other intangible assets...................              702,000             702,000
                                                                  -------------------- ------------------
                           Total assets acquired................           41,496,928          41,496,928
                      Current liabilities.......................           32,646,344          32,109,197
                                                                  -------------------- ------------------
                           Net assets acquired..................  $         8,850,584  $        9,387,731
                                                                  ==================== ==================


14. In Note 10 on page 40, you indicate that the issuance of 2,500,000 shares of restricted common stock was in connection with the acquisition. Please clarify to us and in future filings the relationship between the issuance and the acquisition.

     RESPONSE:         The 2,500,000 shares were issued concurrently with the
                       acquisition and the proceeds from the issuance were used for working capital purposes and not as part of the acquisition of the entities. We will clarify this in future filings.

15. Please tell us and clarify in future filings the nature of the current liabilities you recognized from the acquisitions. If they represent unearned income, describe how you applied the guidance of EITF 01-3.

     RESPONSE:         Approximately $21.5 million of liabilities assumed were
                       related to unearned income (customer deposits). In the charter airline industry, customers are required to make a deposit for their future travel. The Department of Transportation requires these deposits be held in escrow until the trip is complete to protect the customer.
                       Accordingly when we receive the deposit we credit unearned income (customer deposits). Based on the nature of the unearned income (i.e. refundable) EITF 01-3 does not apply. We will clarify this in future filings.

16. What consideration did you give to including the disclosures required by SFAS 142 related to your intangible assets?

     RESPONSE:         The amount of intangible assets originally recorded of
                       $702,000 has not been disclosed separately because of its immaterial nature. We did however disclose in Note 6, Goodwill and Other Intangible Assets, the cumulative amount amortized of $156,000. We disclosed the remaining balance of $546,000 is estimated to be amortized in 2005 at $234,000, and in 2006 at $234,000.

Discontinued Operations, page 35

17. Please clarify to us the form of your "effective 45.5% beneficial ownership" in LFSI. In addition clarify what is meant by "restoring the negative carrying value" and the basis in GAAP for recording a gain on deconsolidation in the statement of operations. What consideration did you give to recording this as an equity transaction?

     RESPONSE:        The ownership percentage is arrived after giving
                      consideration to conversion of the outstanding LFSI
                      Preferred Stock. The change to the equity method from the previous method of consolidating the entity resulted in a negative carrying value of the investment. Under equity method of accounting you cannot reduce your carrying value of the investment below zero; accordingly the Company restored the carrying value to zero upon deconsolidation.
                      Since the effect of the deconsolidation was to restore the negative carrying value to zero it should be recorded in the Company's statement of operation and not as an equity transaction.

Note 3 - Investments, page 36

18. What consideration did you give to recording an other than temporary impairment of your investments? We note that their carrying value has exceeded fair value for a while. Refer to EITF 03-1.

     RESPONSE:  See response to comment No. 2 above.


Note 6 - Goodwill and Other Intangible Assets, page 37

19. We note that you have reported the amortization of unfavorable airline contract of $2,184,773 in 2004 as a reconciling item to arrive as cash flow from operating activities in the statement of cash flows. Where is this reflected in the statement of operations? In addition tell us and expand future disclosure to clarify the origin and nature of this unfavorable contract.

     RESPONSE:          The amortization of an unfavorable airline contract of
                        $2,184,773 in 2004 is included on the Cost of Revenues in the Statement of Operations. It is considered a reduction of direct air cost. As required by SFAS 141 we evaluate all contracts, some of which have an unfavorable result. One such contract was an airline charter agreement which was significantly greater than market. The Company calculated the over-value and appropriately recorded a liability for the above market cost. The liability is being amortized over the remaining life of the contract, based on a specific flying schedule. The contract ended December 31, 2004.
                        We will clarify this in future filings.

Note 12 - Related Party Transactions, page 44

20. We note that Robert Brooks resigned from the Company's Board of Directors after less than four months of service. Please advise us of the nature of any disagreements which led to his resignation.

     RESPONSE:        Mr. Brooks stated "due to numerous and competing time
                      constraints on my schedule" as his reason for resigning and was not a result of any disagreement.


21. Please tell us and disclose in future filings how you accounted for the shares of common stock and warrants issued to Mr. Brooks. We would assume that any difference between the fair value of the equity issued and the cash consideration received was accounted for as a financing cost, as consideration for the waiver of the requirement to deliver a letter of credit.

     RESPONSE:        We allocated the proceeds from Mr. Brooks between the
                      common stock and warrants issued. Using the Black-Scholes option pricing model, we arrived at a value for a warrant.
                      We used this value and the market price of our common stock on the day of issuance. Based on this we allocated
                      $0.56 to the common stock and $0.24 to the warrant. If we deliver a $1 million letter of credit, the associated financing cost would have been approximately $11,000. The company considered the prescribed accounting treatment but deemed the noted amount as immaterial.

     As requested, in connection with our response to your comments, we acknowledge that:

        o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

        o staff comments or changes to disclosure in response to staff comments so not foreclose the Commission form taking any action with respect to the filing; and

        o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the Company has addressed all comments of the staff. Please contact the under signed at (701) 366-5054 if you have questions or further comments.

Very truly yours,

s/s  Michael D. Pruitt

cc:   Joel Mayersohn
      Mark Nelson
      Marc Bercoon

                              GUEST & COMPANY, P.C.
                         7170 S. Braden Ave., Suite 100
                           Tulsa, Oklahoma 74136-6333

--------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------


To the Board of Directors
Lifestyle Innovations, Inc. and Subsidiaries
Colleyville, Texas

We have audited the accompanying consolidated balance sheets of Lifestyle Innovations, Inc. and Subsidiaries (the Company), as of June 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended June 30, 2004, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lifestyle Innovations, Inc. and Subsidiaries as of June 30, 2004 and 2003, and the consolidated results of their operations and their consolidated cash flows for the years ended June 30, 2004, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1(e) to the consolidated financial statements, the Company has a significant working capital deficit as of June 30, 2004, and does not have sufficient cash flows to meet its obligations currently due. In addition, the Company suffered a significant loss in fiscal year 2004, as well as the prior two years, and has a significant deficit in its equity section of the June 30, 2004, consolidated balance sheet. At June 30, 2004, the Company has only one operating subsidiary with continuing operations, and all other subsidiaries of the Company have been discontinued or were sold in fiscal year 2004. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1(e). The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                                                /s/ GUEST & COMPANY, P.C.


Tulsa, Oklahoma
October 5, 2004